UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

☒  SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐  SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended: June 30, 2023

RYSE INC.

(Exact name of issuer as specified in its charter)

Ontario, Canada	98-1688843
State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

20 Camden Street, Toronto, Canada, M5V 1V1

(Full mailing address of principal executive offices)

1-855-770-1787

(Issuer’s telephone number, including area code)

THIS SEMI-ANNUAL REPORT MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY’S MANAGEMENT. WHEN USED IN THIS REPORT, THE WORDS “ESTIMATE,” “PROJECT,” “BELIEVE,” “ANTICIPATE,” “INTEND,” “EXPECT” AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT’S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY’S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE.

ITEM 1.	MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of the financial condition and results of operations of RYSE Inc. (“we”, “Ryse”, or “the Company”) should be read in conjunction with our financial statements and the related notes included in this semi-annual report, our annual report filed on Form 1-K on April 26, 2023 and our Offering Statement filed pursuant to rule 253(g)(2) on August 31, 2023. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements.

The unaudited financial information set forth below with respect to the six-month period ended June 30, 2022 is preliminary and subject to potential adjustments. Adjustments to these financial statements may be identified when review of historic financial statements has been completed in conjunction with our year-end audit, which could result in significant differences from this preliminary unaudited condensed restated financial information, although in the opinion of management all adjustments necessary to make restated interim results of operations not misleading have been included here. Unless otherwise indicated, latest results discussed below are as of June 30, 2023.

In these report all figures are in Canadian Dollars and $ refers to Canadian dollars throughout.

Operating Results

All figures in Canadian dollars	Six-months ended June 30,
	2023	2022
Revenues	$342,275	$360,192
Cost of Sales	180,201	248,951
Gross Margin	$162,074	$111,240

Revenues

Revenues for the six months period ended June 30, 2023 decreased to $342,275 from revenues of $360,192 for the six months period ended June 30, 2022. The decrease in H1-2023 revenue compared to H1-2022 was explained by the fact that the company had limited inventory in stock throughout periods during H1-2023, and as such, limited advertising activities to drive sales, particularly during Q1-2023.

Operating Expenses

All figures in Canadian dollars	Six months ended June 30,
	2023	2022
Operating Expenses	$2,564,421	$2,429,915

Total operating expenses increased to $2,564,421 for the six-month period ended June 30, 2023 from $2,429,915 for the six-month period ended June 30, 2022, an increase of 6%. Total operating expenses includes advertising and promotion, salaries and benefits, research and development, and office and general administrative expenses.

2

Office and general administrative expenses increased to $682,111 from $591,336 for the six-month periods ended June 30, 2023 and 2022, respectively, a net increase of 15%. General and administrative expenses increased primarily as a result of the increase in engineering consulting expense associated with the product testing and consulting.

We increased advertising and promotion expenses to $346,202 for the six-month period ended June 30, 2023 from $245,774 for the six-month period ended June 30, 2022. This increase came from additional for general company promotional activities, including product promotion, and fundraising .

Research and development expenses decreased to $79,965 for the six-month period ended June 30, 2023 from $233,539 for the six-month period ended June 30, 2022, a decrease of 66%. The decrease is related to new product development and overall cost reductions in materials and prototypes.

Other Income and Expenses

	Six months ended June 30,
All figures in Canadian dollars	2023	2022
Finance expense	$(640,562)	$(964,864)
Government grant income	475,224	610,156
Gain on convertible notes fair value adjustment	–	700,500
Write-off of inventory	–	(130,594)
Bad debts expense	–	(38,147)
Gain (loss) on warrants fair value adjustment	–	(36,487)
Foreign exchange gain (loss)	(3,052)	(46,640)

Finance expense

Net finance expense decreased to $640,751 during the six-month period ended June 30, 2023 as compared to $964,864 in the prior period. The decrease is a result of lower interest payments in 2023 compared to 2022. There was a lower liabilities balance for the six-month period ended June 30, 2023 as compared to 2022 and reduction in non-deductible interest and penalties payments in 2023 compared to 2022.

Government grant income

The grant income decreased to $475,224 during the period ending June 30, 2023 which mainly represents the portion of the Sustainable Development Technology Canada (SDTC) grant earned in 2022.

Gain on convertible notes fair value adjustment

There was no evaluation on fair value adjustment for the six-month period ended June 30, 2023 as these convertible notes were converted to Class B shares on February 22, 2022.

Gain (loss) on warrants fair value adjustment

There was no evaluation on fair value adjustment during the six-month period ended June 30, 2023 as the warrants agreement was not amended and therefore did note generate a fair value adjustment during the period.

Write-off of assets

The Company has no write off from assets during the six-month period ended on June 30, 2023, whereas it wrote off receivables and inventories totaling $38,147 in the first six months of 2022.

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Foreign exchange gain (loss)

Our financial instruments have been predominantly denominated in CDN$. As a result, we have minimal foreign currency balances and our foreign currency gains and losses have approximated 10% of revenues. While we have sales of products in multiple countries, the time lag between sale and collection is relatively short, reducing our exposure to currency gains and losses.

Net Losses

As a result of the foregoing, the Company increased its net loss for the six-month period ended June 30, 2023 to $2,409,677, compared to $2,224,751 for the six-month period ended June 30, 2022.

Liquidity and Capital Resources

As of June 30, 2023, the Company’s cash on hand was $65,216 compared with $146,764 as at December 31, 2022.

The Company is generating limited revenues from operations and requires the continued infusion of new capital to continue business operations. Our total Stockholders’ Deficit as of June 30, 2023 was $13,992,624 compared with $12,504,963 at December 31, 2022.

Cash Flow

The following table summarizes, for the periods indicated, selected items in our Statements of Cash Flows:

	For the Six-Month Period Ended
	June 30,
	2023	2022
Net cash (used in) provided by:
Operating activities	$(2,423,025)	$(1,964,484)
Investing activities	$(12,449)	$(2,700)
Financing activities	$2,353,925	$1,920,215

Operating Activities

Net cash used in operating activities increased to $2,423,025 from $1,964,484 during the six-month periods ended June 30, 2023 and 2022, respectively. The increase in net cash used in operating activities was primarily due to higher operating costs.

Financing Activities

Cash provided by financing activities increased to $2,353,925 from $1,920,215 for the six-month periods ended June 30, 2023 and 2022, respectively. The increase in cash provided by financing activities was primarily from advances, term loan, notes payable and issuance of share capital.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements, including arrangements that would affect the liquidity, capital resources, market risk support, and credit risk support or other benefits.

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Issuance of Equity Securities

On December 28, 2020, the company filed an Offering Statement under Regulation A with the Commission. The Offering Statement was qualified on February 22, 2021. The company offered a maximum of 2,104,718 Class B Common Shares at $7.13 per share (the "2021 Regulation A Offering”). During the year ended December 31, 2021, the company sold 50,089 Class B Common shares for proceeds of $357,134. In addition, the company sold 17,142 shares at CDN$9.48 per share, for proceeds of CDN$162,506 during the same period in a concurrent private placement in Canada (the “Canadian Offering”). Share issuance costs directly attributable to the issuance of Class B Common shares totaled $54,666. The 2021 Regulation A Offering terminated on February 22, 2022.

On May 8, 2022, the company amended its Articles of Incorporation to subdivide and split the shares in the capital of the company on the basis of ten (10) shares for every one (1) share held. The share split resulted to a change in the 2021 Regulation A Offering from a maximum of 2,104,718 Class B Common Shares at $7.13 per share to a maximum of 21,047,180 Class B Common Shares at $0.713 per share, which means shares sold in the 2021 Regulation A Offering were effectively sold at $0.713 per share on a post-split basis.

On May 11, 2022, the Company filed an Offering Statement under Regulation A with the Commission. The Offering Statement was qualified on July 27, 2022. The Company is offering a maximum of 25,000,000 Class B Common Shares at $1.00 per share (the "2022 Regulation A Offering”). During the year ended December 31, 2022, the company sold 339,451 Class B Common shares for proceeds of $339,451.00. In addition, the company sold 141,770 shares at $1.00 per share, for proceeds of $141,770.00 during the same period in a concurrent private placement in Canada.

For the period ended June 30, 2023, the Company has issued additional 5,031,213 Class B common shares totaling $589,718.

Indebtedness

During the years from 2017 to 2019, the company issued a series of convertible securities for total principal amount of CDN$1,049,575. The notes accrue 7% simple interest and have maturity dates between 24-48 months after issuance. The notes are automatically convertible into shares of the company’s stock issued during the company’s next qualified financing, as defined in the notes. On February 22, 2022, the Company issued 119,050 Class A and 186,432 Class B shares on convertible notes with fair value amounting to $1,123,777 and $1,760,915, respectively.

On June 19, 2023, the Company issued new convertible promissory notes for a total value of $400,000 with a stated interest rate of 18%. The new convertible notes will automatically convert upon a qualified equity financing greater than $2,500,000 at a 20% discount from the transaction price; or convert at a rate based on a specific US$ valuation of the Company or be repaid at maturity.

In addition, during the 6-months period ended June 30, 2023, the Company received $1,060,000 USD Notes Payable from various lenders. The principal and accrued interest are to be paid in 12 months with stated interest rate of 18% per annum.

On April 27, 2018, the company issued a series of promissory notes managed via an inter-creditor agreement by EP Capital in total principal amounts of CDN$1,119,750 and $400,000. Interest is paid monthly, based on 17% annual interest, and the notes have a 36 month maturity. Principal is repaid quarterly, and consists of 6.5% of gross revenues for May 2018 through December 2018, 4% of gross revenues beginning in April 2019, and 3% of gross revenues beginning in April 2020. The loan is secured via a General Security Agreement (GSA), which grants a first position lien over the company’s assets, in addition to the personal guarantee of the company’s CEO, Trung Pham. During 2022, the maturity on the term loan was extended to June 30, 2024. These notes were issued with warrants. The balance on these notes amounted to CDN$998,158 and US$356,564 as of June 30, 2023 and December 31, 2022.

The company received a series of loans from OKR Financial for CDN$350,000 on November 6, 2019, CDN$200,000 on December 6, 2019, CDN$525,000 on January 28, 2020, CDN$200,000 on March 10, 2020, and CDN$82,500 on April 14, 2020. The loans accrue a compound interest of 2.35% per month. The loan is secured by the SDTC grant and Scientific Research & Experimental Development tax credits under a Canadian federal tax program in which 65% of future tranches of funding from our SDTC grant is used to pay down the principal and accrued interest. Of these principal amounts, CDN$82,500 was repaid on July 10, 2020. The principal balance of these loans totaled CDN$391,627 as of June 30, 2023 and CDN$488,536 as of December 31, 2022.

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The company received a series of loans from private investors, with a principal balance of CDN$1,080,000 as of December 31, 2022 and CDN$1,530,000 as of June 30, 2023 These loans are unsecured, and carry a 10%-30% simple interest, paid monthly, with a 12 month maturity and an option to renew for an additional 12 months at maturity upon consent by both borrower and lender; the option to renew has been exercised by both parties through 2023.

During 2018 and 2019, the company received a series of loans from the CEO’s father, totaling CDN $270,000 as of December 31, 2022 and June 30, 2023. These loans are unsecured, and carry a 10% simple interest, paid semi-annually, with a 12 month maturity and option to renew. The option to renew has been exercised by both parties through 2023.

The company’s CEO holds a Shareholders’ Loan balance to the company for CDN$4,519,273 as of June 30, 2023 and CDN$3,580,169 as of December 31, 2022.

On November 30, 2021, the company’s wholly-owned subsidiary, RYSE USA Inc., commenced an offering of $1,070,000 in revenue sharing promissory notes under Regulation Crowdfunding. The proceeds of the offering are intended to fund inventory at the subsidiary and will not be available for the company’s operations. The subsidiary is obligated to pay 10% of quarterly net revenues, as defined in the notes, to repay the principal amount of the notes until such date that all such that investors receive 2x times their investment in the notes for the first $400,000 in notes, and 1.75x times their investment for all subsequent funds. The notes are secured by all personal property of the subsidiary and are subordinated to any senior indebtedness of the subsidiary. As of June 30, 2023, the subsidiary has issued USD$256,643 in principal amount of notes and no additional notes have been issued as of the date of this report.

The company’s long-term indebtedness decreased by CDN$110,024, from CDN$1,927,569 from December 31, 2022 to CDN$1,817,545 at June 30, 2023.

Trend Information

We expect the residential market to continue to adopt smart home and home improvement technologies. We expect this trend to continue to well past 2022, and can be attributed to the large adoption of voice speakers such as Google Home and Amazon Alexa.

We expect the commercial market, which includes office space, hotels, and senior housing, to adopt technology that will reduce a building’s energy consumption and GHG emissions. The US Climate Alliance is a bipartisan coalition of 25 states to reduce GHG emissions by at least 26-28% below 2005 levels, by 2025. The Alliance is led by state governments with the goals consistent with the Paris Agreement. Local and state regulations have also been introduced to target more aggressive GHG emissions targets. For example, New York City Local Law 97 stipulates that starting in 2024, buildings will be fined for not meeting carbon intensity targets, while California Title 24 (2019) requires daylighting controls in which automatically turn off lights when there is sufficient daylight, and the implementation of demand responsive lighting. Additional voluntary standards, such as LEED, WELL, and FitWel focus on both energy efficiency and occupant comfort. As such, we expect cost-effective retrofit solutions that are simple to deploy will increase in adoption, particularly those solutions that can lead to tangible ROI in the reduction of energy costs, and lower payback periods, such as that of RYSE. Additionally, with COVID-19 measures to reduce all physical contact, having window shades that can be automated greatly reduces the need for any physical interaction with the window shades.

ITEM 2.	OTHER INFORMATION

None.

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ITEM 3.	financial STATEMENTS

Ryse Inc. (formerly Axis Labs Inc.)

Condensed Consolidated Interim Financial Statements

Unaudited

For the six-months ended June 30, 2023 and 2022

7

Ryse Inc.

Condensed Consolidated Interim Statements of Financial Position

Unaudited

All figures in Canadian dollars

	June 30, 2023	December 31, 2022

Assets

Current
Cash	$65,216	$146,764
Accounts receivable (Note 5)	25,613	47,334
Inventory (Note 7)	624,647	554,336
Prepaid expenses	9,210	26,509
Investment tax credit receivable (Note 8)	181,337	–
	906,023	774,943

Property and equipment (Note 9)	75,070	72,119
Intangible assets (Note 10)	292,012	299,500

	$1,273,106	$1,146,562

Liabilities and Shareholders' Deficit

Current
Bank indebtedness	$18,051	$19,336
Accounts payable and accrued liabilities (Note 11)	1,225,206	1,026,172
Advances (Note 12)	119,885	864,034
Deferred grant revenue (Notes 6, 17)	678,759	1,153,983
Term loans (Note 13)	2,657,392	2,617,501
Short-term fair-value of convertible notes (Note 14)	400,000	–
Warrant liability (Note 15)	1,709,443	1,709,443
Notes Payable (Note 14)	1,403,400	–
Government loan (Note 17)	85,916	77,526
Due to shareholders (Note 16)	4,519,273	3,580,169
	12,817,325	11,048,164

Government loans (Note 17)	630,859	675,792
Term loans (Note 13)	1,817,545	1,927,569

	15,265,730	13,651,525
Shareholders' deficit
Share capital (Note 18)	9,735,314	9,145,596
Contributed surplus	1,722,109	1,409,470
Warrants (Note 15)	1,112,789	1,112,329
Deficit	(26,562,836)	(24,172,358)

	(13,992,624)	(12,504,963)

	$1,273,106	$1,146,562

(See accompanying notes to condensed consolidated interim financial statements)

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Ryse Inc.

Condensed Consolidated Interim Statements of Comprehensive Loss

Unaudited

All figures in Canadian dollars

For the six-months ended	June 30, 2023	June 30, 2022

Sales	$342,275	$360,192
Product costs (Note 23)	180,201	248,952

Gross margin	162,074	111,240

Expenses
Operating expenses (Note 23)	2,564,421	2,429,915

Loss from operations	(2,402,347)	(2,318,675)

Other income (expense)
Finance expense - net (Note 24)	(640,562)	(964,864)
Government grant revenue (Note 6)	475,224	610,156
Foreign exchange gain (loss)	(3,052)	(46,640)
Gain on convertible notes fair value adjustment (Note 14)	–	700,500
Write-off of inventory (Note 7)	–	(130,594)
Bad debts expense (Note 5)	–	(38,147)
Gain (loss) on warrants fair value adjustment (Note 15)	–	(36,487)
	(168,390)	93,924

Income tax recoverable	180,259	–

Net loss and comprehensive loss for the period	$(2,390,478)	$(2,224,751)

(See accompanying notes to condensed consolidated interim financial statements)

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Ryse Inc.

Condensed Consolidated Interim Statements of Change in Shareholders’ Deficit

Unaudited

All figures in Canadian dollars

	Class A common shares			Class B common shares		Contributed		Total shareholders’
	Number	Amount		Number	Amount	surplus	Deficit	Deficiency
December 31, 2021	3,380,260	$3,624,852	67,231	$564,573	$115,967	$129,256	$(17,663,180)	$(13,228,532)
Net loss and comprehensive loss	–	–	–	–	–	–	(2,224,751)	(2,224,751)
Issuance of shares on convertible notes (Note 14)	119,050	1,123,777	186,432	1,760,915	–	–	–	2,884,692
Shares issued (Note 18)	43,746	211,959	74,336	687,776	–	–	–	899,735
Warrants issued in exchange for:
Shares of stock	–	–	–	(12,204)	12,204	–	–	–
Consulting services	–	–	–	–	806	–	–	806
Share issuance cost (Note 18)	–	–	–	(17,378)	–	–	–	(17,378)
Share split (Note 18)	31,887,504	–	2,951,991	–	–	–	–	–
June 30, 2022	35,430,560	$4,960,588	3,279,990	$2,983,682	$128,977	$129,256	$(19,887,931)	$(11,685,428)

December 31, 2022	35,572,451	$4,956,656	3,928,461	$4,179,940	$1,112,329	$1,409,470	$(24,172,358)	$(12,504,963)
Net loss and comprehensive loss	–	–	–	–	–	–	(2,390,478)	(2,390,478)
Shares issued (Note 18)	–	–	1,102,752	589,718	–	–	–	589,718
Warrants issued in exchange for services	–	–	–	–	460	–	–	460
Stock based compensation (Note 17)	–	–	–	–	–	312,639	–	312,639
June 30, 2023	35,572,451	$4,965,656	5,031,213	$4,769,658	$1,112,789	$1,722,109	$(26,562,836)	$(13,992,624)

(See accompanying notes to condensed consolidated interim financial statements)

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Ryse Inc.

Condensed Consolidated Interim Statements of Cash Flows

Unaudited

All figures in Canadian dollars

For the six-months ended	June 30, 2023	June 30, 2022

Cash flows from operating activities
Net loss for the year	$(2,390,478)	$(2,224,751)
Adjustments for non-cash items
Recognition of deferred grant revenue	(475,224)	(530,914)
Stock-based compensation	312,639	–
Accretion of interest on government loans	71,872	65,428
Non-cash interest	55,600	254,719
Depreciation of property and equipment (Note 9)	9,498	10,851
Amortization of intangible assets (Note 10)	7,488	7,882
Issuance of warrants through transaction fees	460	–
Gain on convertible notes fair value adjustment - net	–	(539,285)
Write-off of inventory (Note 7)	–	130,594
Reversal of provision for inventory under product cost	–	(50,669)
Bad debts expense (Note 5)	–	38,147
Revaluation of warrants	–	36,487
Unrealized foreign exchange	–	7,417
Issuance of warrants through consulting services	–	806

Changes in non-cash working capital balances
Accounts receivable	21,721	38,154
Inventory	(70,311)	135,451
Prepaid expenses	17,300	3,109
Investment tax credit receivable	181,337	208,000
Bank indebtedness	(1,285)	46,850
Accounts payable and accrued liabilities	199,035	457,720
Deferred revenue	–	(60,479)
	(2,423,025)	(1,964,484)

Cash flows from investing activities
Purchase of property and equipment	(12,449)	(2,700)

Cash flows from financing activities
Advances received	744,149	190,596
Proceeds from term loans	700,014	842,703
Repayment of term loans	(825,747)	(390,190)
Proceeds from convertible notes	400,000	–
Change in due to shareholders	939,104	394,749
Payment from government loans (Note 17)	(108,416)	–
Proceeds from notes payable	1,403,400	–
Issuance of Class A shares	–	211,959
Issuance of Class B shares	589,718	687,776
Share issuance cost	–	(17,378)
	2,353,925	1,920,215

Decrease in cash during the period	(81,549)	(46,968)
Cash, beginning of year	146,764	46,698

Cash, end of year	$65,216	$–

(See accompanying notes to condensed consolidated interim financial statements)

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NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Unaudited

All figures in Canadian dollars

1.	Nature of Business

Ryse Inc. (formerly Axis Labs Inc.) (the "Company") was incorporated on May 6, 2009 under the laws of the Canada Business Corporations Act (Ontario). The Company and its subsidiaries develop a product called AXIS Gear, a smart device to help automate shades in homes. Consumers can control their shades with a tab on the AXIS Gear item itself or with their smartphone. The registered office of the Company is 451 Dundas Street West #167, Toronto, Ontario. The Company owns 100% of its two subsidiary companies, AXIS Labs USA Inc. and AXIS Intelligent Products (China WFOE).

AXIS Labs USA Inc. was incorporated on July 6, 2017 under the laws of the Delaware General Corporation Law Act. The registered office of the subsidiary is in the state of Delaware at 2035 Sunset Lake Road, Suite B-2, Newark, New Castle.

AXIS Intelligent Products (China WFOE) is inactive and was incorporated on January 15, 2016 under the laws of China.

2.	Basis of Presentation and going concern uncertainties

Going concern uncertainties

The Company reported a consolidated net loss of $2,390,478 for the six-month period ended June 30, 2023 (June 30, 2022 - $2,224,751). As at June 30, 2023, the Company had a working capital deficiency of $11,911,302 (December 31, 2022 - $10,273,221) and a deficit of $26,562,836 (December 31, 2022 - $24,172,358).

The Company has experienced recurring losses and is dependent on its ability to raise additional funds to continue operations. These circumstances create material uncertainties that cast significant doubt as to the ability of the Company to continue as a going concern. The Company is actively pursuing additional financing to further develop certain of the Company's scientific initiatives, but there is no assurance these initiatives will be successful, timely, or sufficient. Consequently, the Company's ability to continue as a going concern is dependent on its ability to secure additional financing.

These condensed consolidated interim financial statements have been prepared on a going concern basis, which assumes that the future operations will allow for the realization of assets and the discharge of liabilities in the normal course of business. These consolidated financial statements do not include any adjustments to the carrying value and classification of assets and liabilities that might be necessary should the Company be unable to continue as a going concern, and such adjustments could be material.

Statement of Compliance

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting, as issued by the International Accounting Standards Board under the historical cost convention, other than certain financial instruments measured at fair value. These condensed consolidated interim financial statements do not include all of the disclosures required by International Financial Reporting Standards (“IFRS”) for annual financial statements and should be read in conjunction with the Company’s annual consolidated financial statements for the year ended December 31, 2022.

The consolidated interim financial statements were authorized for issue by representatives of the Company on September 27, 2023.

The consolidated interim financial statements are presented in Canadian dollars, which is the Company's functional currency.

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3.	Critical accounting estimates and judgments

The preparation of the consolidated interim financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated interim financial statements and reported amount of revenues and expenses during the reporting period. Management is required to apply judgment in useful lives of assets, valuation of equity transactions and, valuation of derivative financial instruments. By their nature, these estimates are subject to measurement uncertainty and are reviewed periodically and adjustments, if necessary, are made in the period in which they are identified. Actual results could differ from those estimates.

Useful lives of assets - Significant estimates are involved in the determination of the useful lives of property and equipment and intangible assets to determine their expected depreciation rates. (Notes 9 and 10)

Determination of valuation of equity transactions - Significant estimates are involved in the determination of fair value of equity transactions such as equity settled transactions and warrant valuation. (Notes 14 and 15)

Valuation of derivative financial instruments – The estimated fair values of financial liabilities are subject to measurement uncertainty due to their exposure to liquidity and market risks. The fair value of these derivatives is determined using valuation models which require assumptions concerning the amount and timing of future cash flows, and discount rates. Changes in fair value are recognized in profit and loss. Management’s assumptions rely on external observable market data including volatility, and interest rate yield curves. The resulting fair value estimates may not be indicative of the amounts realized or settled in current market transactions and, as such, are subject to measurement uncertainty. Derivative financial instruments are comprised of convertible notes and warrant liabilities (Notes 14 and 15).

4.	Summary of significant accounting policies

Basis of Measurement

These condensed consolidated interim financial statements were prepared under the historical cost convention as modified by the measurement of certain financial instruments at fair value.

The preparation of the consolidated financial statements in accordance with IFRS requires management to make certain critical accounting estimates. It also requires management to exercise judgment in applying the Company's accounting policies.

Basis of Consolidation

These financial statements are prepared on a consolidated basis. All significant intercompany transactions and balances have been eliminated on consolidation.

Financial Instruments

(i) Recognition and Classification

Financial Assets

All financial assets are initially recognized at fair value, adjusted by, in the case of instruments not at fair value through profit or loss, directly attributable transaction costs. After initial recognition, financial assets are subsequently classified and measured at either fair value through profit or loss ("FVTPL"), fair value through other comprehensive income ("FVTOCI") or amortized cost based on the Company's assessment of the business model within which the financial asset is managed and the financial asset's contractual cash flow characteristics.

The Company had no financial assets measured at FVTPL or measured at FVTOCI as at December 31, 2022 and June 30, 2023.

Financial assets measured at amortized cost are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are carried at amortized cost using the effective interest method less impairment. Cash and trade receivables are classified as measured at amortized cost. Cash consists of deposits in bank.

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Financial Liabilities

The Company classifies its financial liabilities into one of the following two categories; measured at amortized cost and measured at fair value through profit and loss ("FVTPL").

Financial liabilities measured at FVTPL are comprised of convertible notes and warrant liability.

Financial liabilities measured at amortized cost are initially recognized at fair value net of any transaction costs directly attributable to the issue of the instrument. Such interest bearing liabilities are subsequently measured at amortized cost using the effective interest rate method, which ensures that any interest expense over the period to repayment is at a constant rate on the balance of the liability carried in the balance sheet.

Accounts payable and accrued liabilities, advances, term loans, due to shareholders, and government loans are initially recognized at fair value and subsequently measured at amortized cost using the effective interest method.

(ii) Derecognition

Financial assets are derecognized only when the contractual rights to the cash flows from the asset expire, or it transfers the financial asset and substantially all the risks and rewards of ownership of the asset to another entity. The Company derecognizes financial liabilities when the Company's obligations are discharged, cancelled, or expired.

(iii) Offsetting

Financial assets and liabilities are offset and the net amount presented in the statement of financial position when, and only when, the Company has a legal right to offset the recognized amounts and it intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

(iv) Fair Value and Market Value Measurement

Fair value is the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm's length transaction on the measurement date.

When available, the Company measures the fair value of an instrument using quoted market prices in an active market for that instrument. A market is regarded as active if quoted prices are readily and regularly available and represent actual and regularly occurring market transactions on an arm's length basis.

The fair value hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1), and the lowest priority to unobservable inputs (level 3).

(v) Impairment of Financial Assets

At each reporting date, the Company assesses whether there is objective evidence that financial assets not carried at FVTPL are impaired. A financial asset or a group of financial assets are impaired based upon the expected credit loss ("ECL") model as prescribed by IFRS 9, taking into consideration both historic and forward looking information.

Inventories

Inventory consists of only finished goods and are stated at the lower of cost and net realizable value. Net realizable value is the estimated selling price less the estimated cost of completion and the estimated costs necessary to make the sale.

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Property and Equipment

Property and equipment is initially recorded at cost and subsequently measured at cost less accumulated depreciation. Depreciation is recognized in profit or loss and is provided over the estimated useful life of the assets as follows:

Tooling	- 20% diminishing balance basis
Office equipment	- 20% diminishing balance basis
Computer equipment	- 55% diminishing balance basis

Depreciation methods, useful lives and residual values are reviewed annually and adjusted if necessary.

Intangible Assets

Intangible assets include expenditures on patents.

Intangible assets are recorded at cost less accumulated amortization. Directly attributable costs, that are capitalized as part of intangible assets include professional fees and costs paid to purchase the rights to patents. Amortization is recognized in profit or loss and is provided over the estimated useful life of the asset as follows:

Patents - 10 years straight line

Amortization method and useful lives are reviewed at least annually and adjusted if appropriate.

Income Taxes

Income tax expense represents the sum of current income taxes and deferred income taxes. Current and deferred taxes are recognized in profit and loss, except to the extent that it relates to items recognized in other comprehensive loss or directly in equity. Under these circumstances, the taxes are recognized in other comprehensive loss or directly in equity.

Current income taxes

Current income tax assets and liabilities for the current and prior years are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute current income tax assets and liabilities are measured at tax rates which have been enacted or substantively enacted at the reporting date. Current tax assets and current tax liabilities are only offset if a legally enforceable right exists to set off the amounts, and the Company intends to settle on a net basis, or to realize the asset and settle the liability simultaneously.

Deferred income taxes

Deferred income taxes are provided using the asset and liability method applied to temporary differences at the date of the statement of financial position between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred income tax liabilities are recognized for all taxable temporary differences, except:

- Where the deferred income tax liability arises from the initial recognition of goodwill or of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

- In respect of taxable temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

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Deferred income tax assets are recognized for all deductible temporary differences, and carry forward of unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences and the carry forward of unused tax losses can be utilized except:

- Where the deferred income tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

- In respect of deductible temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, deferred income tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.

The carrying amount of deferred income tax assets is reviewed at each date of the statement of financial position and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized. Unrecognized deferred income tax assets are reassessed at each date of the statement of financial position and are recognized to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realized or the liability is settled, based on tax rates and tax laws that have been enacted or substantively enacted at the date of the statement of financial position.

Deferred income tax assets and deferred income tax liabilities are offset if, a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred tax assets and liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities which intend to either settle current tax liabilities and assets on a net basis, or to realize the assets and settle the liabilities simultaneously, in each future period in which significant amounts of deferred tax assets or liabilities are expected to be settled or recovered.

Foreign Currency

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses which result from the settlement of such transactions and from the translation of year end exchange rates of monetary assets and liabilities denominated in foreign currency are recognized in the consolidated statement of comprehensive loss.

Revenue Recognition

Under IFRS 15, revenue is measured using a five-step recognition model which includes:

1) identifying the contract(s) with the customer; 2) identifying the separate performance obligations in the contract; 3) determining the transaction price;4) allocating the transaction price to separate performance obligations; and 5) recognizing revenue when (or as) each performance obligation is satisfied.

Step 1: Identifying the contract

Before recognizing revenue, the Company reviews customer transactions to ensure each party’s rights and payment terms are identified, there is commercial substance, and that it is probable that the Company will collect the consideration in exchange for the goods or services as stated in the contract.

Step 2: Identifying performance obligations

The Company's revenues are derived from the sale of product. The transaction between the Company and end-user includes quantities purchased, prices, and discounts if applicable. Revenue is recognized in line with the identified contractual terms and when collection of payment is reasonably assured in line with the agreed upon payment terms.

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Step 3: Determining the transaction price

Transaction prices are typically the prices stated on the purchase orders or contracts, net of discounts. The Company reviews customer contracts for any variable consideration, existence of significant financing components and payables to customers, and adjusts transaction prices accordingly.

Step 4: Allocating the transaction price to performance obligations

The Company's customer online transactions contain a single performance obligation, and the allocation of the transaction price is based on the fixed price.

Step 5: Recognizing revenue upon satisfaction of performance obligations

The timing of revenue recognition is based on when a customer obtains control of the asset. Control of an asset refers to the ability to direct the use of, and obtain substantially all of the remaining benefits from, the asset. Control includes the ability to prevent other entities from directing the use of, and obtaining the benefits from, an asset. The Company reviews customer transactions and the nature of the performance obligations to determine if a performance obligation is satisfied at a point in time, and recognizes revenue accordingly.

Revenue is generated from the sale of AXIS Gear units and RYSE SmartShade; consumers have an option to download the app free of charge on Android or Apple phones. There is a one-year warranty on the item, but no extended warranty or installation services provided by the Company. Hence, revenue is solely generated from the sale of product. Revenue from sales of the product is recognized at a point in time, when shipment occurs and risks and rewards of ownership have been transferred to the consumer. At this point in time, the Company retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold, revenue can be reliably measured and its probable that the economic benefits will flow to the Company.

When the Company receives payment for product but shipment has not occurred, recognition of the revenue is deferred and recorded as a liability on the consolidated balance sheet until the risks and rewards of ownership have been transferred to the consumer.

Government Grants

The Company receives governmental subsidies, grants, and credits (collectively, Grants), from time to time related to operating expenditures or the COVID-19 pandemic. The Company recognizes such Grants when there is reasonable assurance that it qualifies for, and has complied with the conditions of the Grant, and that the Grant will be received. If the Company receives a Grant but cannot reasonably assure that it has complied with the conditions of the Grant, recognition of the Grant is deferred and recorded as a liability on the consolidated statement of financial position until the conditions are fulfilled. For Grants that relate to operating expenditures, the Company recognizes the Grant as a reduction to the expenditure that the Grant was intended to offset, in the period the cost is incurred or when the conditions are fulfilled if they were not met when the costs were incurred.

Leases

Under IFSR 16, all leases are accounted for by recognizing a right-of-use asset in property and equipment and a lease liability except for leases of low value assets and leases with a duration of 12 months or less.

Lease liabilities are measured at the present value of the contractual payments due to the lessor over the lease term, with the discount rate determined by reference to the rate inherent in the lease unless this is not readily determinable, in which case the Company’s incremental borrowing rate on commencement of the lease is used. The Company determines its incremental borrowing rate as the rate of interest it would have to pay to borrow over a similar term, and with similar security, the funds necessary to obtain an asset of a similar value to the right-of-use asset in a similar economic environment. Variable lease payments are only included in the measurement of the lease liability if they depend on an index or rate. In such cases, the initial measurement of the lease liability assumes the variable element will remain unchanged throughout the lease term. Other variable lease payments are expensed in the period to which they relate.

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On initial recognition, the carrying value of the lease liability also includes:

∙	amounts expected to be payable under any residual value guarantee;
∙	the exercise price of any purchase option granted in favour of the Company if it is reasonably certain to exercise that option;
∙	any penalties payable for terminating the leases, if the term of the lease has been estimated on the basis of the termination option being exercised.

Right-of-use assets are initially measured at the amount of the lease liability, reduced for any lease incentives received, and increased for:

∙	lease payments made at or before commencement of the lease;
∙	initial direct costs incurred; and
∙	the amount of any provision recognized where the Company is contractually required to dismantle, remove or restore the leased asset.

Subsequent to initial measurement, lease liabilities increase as a result of interest at a constant rate on the balance outstanding and are reduced for lease payments made. Right-of-use assets are amortized on a straight-line basis over the remaining term of the lease or over the remaining economic life of the asset, whichever is shorter.

When the Company revises its estimate of the term of any lease, it adjusts the carrying amount of the lease liability to reflect the payments to make over the revised term, which are discounted at the same discount rate that applied on lease commencement. The carrying value of lease liabilities is similarly revised when the variable element of future lease payments dependent on a rate or index is revised. In both cases, an equivalent adjustment is made to the carrying value of the right-of-use assets, with the revised carrying amount being amortized over the remaining lease term.

For contracts that both convey a right to the Company to use an identified asset and require services to be provided to the Company by the lessor, the Company has elected to account for the entire contract as a lease. That is, it does not allocate any amount of the contractual payment to, and account separately for, any services provided by the supplier as part of the contract.

Stock-based compensation

The Company may grant stock options to buy Class A common shares of the Company to directors, officers, employees or consultants. The Company records stock-based compensation related to stock options granted using the fair-value based method which is estimated using the Black-Scholes option pricing model.

Estimating fair value for share-based compensation requires management to estimate the most appropriate imputes to the Black-Scholes option pricing model including the expected life of the option, volatility, and dividend yield. Actual results could differ from these estimates.

The fair value of stock options is measured at the grant date, and is recognized, together with a corresponding increase in contributed surplus in shareholders' deficiency, over the period during which the performance or service conditions are fulfilled. The cumulative expense recognized for stock options at each reporting date until the vesting date reflects the extent to which this vesting period has expired and is the Company's best estimate of the number of shares that will ultimately vest. The expense or credit recognized for a year represents the difference in recognized cumulative expense between the beginning and the end of the year and is recognized in the consolidated statements of loss and comprehensive loss.

When stock options are exercised or exchanged, the amounts previously credited to contributed surplus are reversed and credited to share capital. The amount of cash, if any, received from participants is also credited to share capital.

Research and development and government assistance

Research costs are expensed in the period incurred. Development costs are expensed in the period incurred unless the Company believes a development project meets generally accepted criteria for deferral and amortization in accordance with International Accounting Standard 38 – Intangible Assets. No development costs have been deferred as at June 30, 2023 and December 31, 2022.

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Reimbursement of eligible costs pursuant to government assistance programs are recorded as government grant income when the related costs are incurred. Claims not settled by the reporting date are recorded as grants receivable on the statement of financial position when there is reasonable assurance of recovery. Funding amounts received in advance of expenses incurred are deferred and are recorded as deferred revenue on the statement of financial position.

Provisions, contingent assets and contingent liabilities

Provisions are recognized when all of the following conditions are met:

1) an entity has a present obligation as a result of a past event,

2) it is probable that an outflow of resources embodying economic benefit will be required to settle the obligation, and

3) a reliable estimate can be made of the amount of the obligation.

Where the expenditure required to settle a provision is expected to be reimbursed by another party, the reimbursement is recognized as a separate asset when, it is virtually certain that reimbursement will be received if the Company settles the obligation. The expense relating to a provision is presented net of the amount recognized for a reimbursement.

Contingent liabilities, a possible obligation depending on whether some uncertain future event occurs, or a present obligation but payment is not probable or the amount cannot be measured reliably, are not recognized in balance sheets but are disclosed in notes to the financial statements.

Contingent assets are disclosed where an inflow of economic benefits is probable.

Standards and Interpretations not yet applied

There are no new accounting standards and interpretations that have been published that are not mandatory for annual reporting period commencing January 1, 2023 and have not been early adopted by the Company.

5.	Accounts receivables

	June 30, 2023	December 31, 2022
Accounts receivable	$25,613	$47,334
Less: Provision for expected credit losses	–	–
	$25,613	$47,334

The provision for expected credit losses was determined based on historical loss rates and payment behavior from customers by major aging category, updated for estimates of forward-looking factors that may differ from past experience such as credit quality and industry factors. These updated loss rates were applied to aging categories to determine the expected credit losses on accounts receivable using the simplified approach.

During the six-months ended June 30, 2023, the Company has no write off from its receivable.

6.	Government grants

Deferred grant revenue

June 30, 2023
SDTC funding received	$3,684,634
SDTC grant revenue recognized prior years	(3,054,934)
SDTC grant revenue recognized in current period	(419,800)
Deferred grant revenue from government loans (Note 17)	468,859
$678,759

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Government grant revenue

	Six-months ended June 30, 2023	Six-months ended June 30, 2022
SDTC	$419,800	$475,489
Canada Emergency Business Account (Note 17)	7,585	7,585
HASCAP	6,795	6,795
Colleges and Institutes Canada	–	25,000
Eco Canada	–	54,242
Federal Economic Development Agency (Note 17)	41,045	41,045
	$475,224	$610,156

7.	Inventory

	June 30, 2023	December 31, 2022
Finished goods	$624,647	$554,336

During the six-months ended June 30, 2023, the Company has no write off from its inventories.

8.	Investment tax credit receivable

The Company claims Scientific Research and Development (SR&ED) and related investment tax credits for income tax purposes based on management's interpretation of the applicable legislation in the Income Tax Act of Canada. These claims are subject to audit by the Canada Revenue Agency ("CRA"). Included in investment tax credit receivable are amounts for SR&ED credits which are currently under review or are expected to come under review by the taxation authorities:

	June 30, 2023	December 31, 2022
Balance, opening	$–	$208,000
Additions	181,337	–
Recovered	–	(208,000)
Balance, ending	$181,337	$–

9.	Property and equipment

	Tooling	Office equipment	Computer equipment	Total
Cost:
December 31, 2022	$159,772	$39,460	$58,490	$257,722
Additions	3,722	664	8,063	12,450
June 30, 2023	$163,494	$40,125	$66,553	$270,171
Accumulated depreciation:
December 31, 2022	$111,010	$21,578	$53,015	$185,603
Depreciation	5,062	1,821	2,614	9,498
June 30, 2023	$116,072	$23,399	$55,630	$195,101
Net carrying amounts:
December 31, 2022	$48,762	$17,883	$5,474	$72,119
June 30, 2023	$47,422	$16,725	$10,924	$75,070

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10.	Intangible assets

Trademarks and patents
Cost:
December 31, 2022	$398,588
Additions	–
June 30, 2023	$398,588
Accumulated amortization:
December 31, 2022	$99,089
Amortization	7,487
June 30, 2023	$106,576
Net carrying amounts:
December 31, 2022	$299,500
June 30, 2023	$292,012

The Company has capitalized the costs related to the design, development, filing and registration of the patents. These patents have a useful life of 10 years and have been amortized on a straight-line basis.

11.	Accounts payable and accrued liabilities

	June 30, 2023	December 31, 2022
Credit cards payable	$214,058	$103,187
Trade accounts payable	269,003	339,359
Accrued liabilities	14,375	9,000
Government remittances payable	727,770	574,626
	$1,225,206	$1,026,172

12.	Advances

	June 30, 2023	December 31, 2022
Advance [a]	$50,789	$128,985
Advance [b]	53,620	45,807
Advance [c]	15,476	4,743
Advance [d]	–	675,499
Advance [e]	–	9,000
	$119,885	$864,034

[a] Advance

On December 12, 2018, the Company entered into a financing agreement to be repaid based on cash receipts from customers. The Company received $257,360 USD ($344,548) for the obligation to pay $270,026 USD ($361,505) of future cash receipts of the Company. During the year, the Company repaid $75,301.

[b] Advance

On October 5, 2020, the Company entered into an agreement and received $ 75,382 ($57,000 USD) from an entity affiliated with a channel partner. Repayment of the amount advanced plus $9,800 ($7,410 USD) was made by transferring 17% of payments from the channel partner to the affiliated entity. The amount was fully repaid in 2021. The Company entered into various agreements with the entity and received $208,874 ($165,600 USD) in 2021 with similar repayment terms. During the year, the Company received $14,800 (2022 - $Nil) and repaid $5,958 (2022 -$27,300).

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[c] Advance

On January 7, 2021, the Company entered into an agreement and received $49,463 ($39,000 USD) from an entity affiliated with a channel partner. Repayment of the amount advanced plus $7,984 ($6,295 USD) was made by transferring 30% of payments from the channel partner to the affiliated entity. On November 30, 2021, the Company entered into an agreement and received $38,232 ($30,000 USD) from the entity with similar repayment terms. During the year, the Company received $22,508 and repaid $11,668.

[d] Advance

In 2021, the Company entered into various agreements with a financing company whereby the financing company paid certain invoices the Company owed to its vendors. The Company agreed to repay the invoice amounts plus 1.5%-6% to the financing company, 120 days after the date of invoice payment. The advance carries an effective interest rate of 5%-18% per annum. On June 12, 2023, the Company repaid the advance in full.

[e] Advance

On November 24, 2021, the Company entered into an agreement and received $125,000 from a financing company. Repayment of the amount advanced plus $36,250 is to be repaid made through weekly payments of $7,500. The advance carries an effective interest rate of 70% per annum. On January 12, 2023, the Company fully repaid the advance.

All interest and fees associated with the above advances have been recorded through other interest and charges.

13.	Term debt

	June 30, 2023	December 31, 2022

Term loans	$2,265,765	$2,128,965
Term loans issued with warrants	1,817,545	1,927,569
SRED and SDTC financing	391,627	488,536
	4,474,938	4,545,070
Less: Current portion	2,657,392	2,617,501

	$1,817,545	$1,927,569

Term loans

During 2019, the Company borrowed $1,020,000 and $300,000 USD repayable on maturity dates ranging from March 3, 2019 to December 3, 2020 with accrued interest calculated monthly at rates ranging from 5%-20% per annum. Further $150,000 of convertible notes was converted into a term loan on maturity (Note 12). Additionally, $939,606 (2019 - $295,961) of principal was repaid during the year.

During 2020, the Company borrowed $49,903 repayable on maturity dates ranging from March 12, 2020 to June 22, 2021 with accrued interest calculated weekly at a rate ranging from 22%-26% per annum. Additionally, $15,152 of principal was repaid.

During 2021, the Company borrowed $215,000 from a lender repayable on maturity dates ranging from April 2, 2021 to July 5, 2022 with accrued interest calculated weekly at a rate 22.3% per annum. Additionally, $177,247 of principal was repaid (2020 - Nil).

During 2021, the Company borrowed USD $192,815 under a promissory note. The repayment amount is two times the amount of the loan and repayments begin quarterly beginning December 22, 2022. The amount of each quarterly repayment will be 10% of the revenue earned by the Company in the quarter immediately preceding the repayment, and quarterly repayments will continue until the loan is repaid in full. During 2022, the Company borrowed an additional $145,669 under a promissory note with the same terms and condition as the original note.

22

During the year ended December 31, 2022, the Company received a total of $1,545,062 and repaid $969,121.

During the six-months ended June 30, 2023, the Company received a total of $700,014 and repaid $675,747.

Term loans issued with warrants

On May 2, 2018, the Company borrowed $1,119,750 and $400,000 USD repayable on April 30, 2021 from various lenders. Interest is calculated and payable monthly at a rate of 1.41667% per month. As part of the issuance of the term loans, the lenders received warrants (Note 15).

Under IAS 32 Financial Instruments: Presentation the proceeds of the term loans were allocated between the term loan principle, and the warrants, based on the relative fair values of the two instruments. This resulted in $1,349,131 being allocated to term loans and $282,965 being allocated to warrants. The warrants are classified as a liability in accordance with IAS 32 since the amount of shares to be received upon exercise is not a fixed amount. These warrants are subsequently remeasured at their fair value each reporting period.

The loans are secured by a general security agreement over the assets of the Company and personal security from a shareholder for 30% of the principal amount.

During 2022, term loan issued with warrants has extended the maturity date to June 30, 2024.

SRED and SDTC financing

The Company borrowed the following amounts repayable on or before the earlier of three business days after receipt of the Scientific Research and Experimental Development Tax claim filed for December 31, 2019 (the "2019 SR&ED") claim or November 6, 2020. Furthermore, any funding received from the Sustainable Development Technology Canada (“SDTC”) must be used to pay down the outstanding balance of the loan on or before three business days after receipt of the funding.

December 31, 2021	$1,456,977
Repayments	(956,386)
Accrued interest	167,945
Waiver of term loan	(180,000)
December 31, 2022	$488,536
Repayments	(150,000)
Accrued interest	53,091
June 30, 2023	$391,627

Interest compounds monthly at an annual rate of 32.15%.

This facility is secured by a general security agreement over the assets of the Company, the 2019 SR&ED claim, and proceeds from SDTC claims.

On March 24, 2021, the maturity date of the loan was extended to March 24, 2022 and the interest was revised to an annual rate of 24.60% from September 1, 2020 onwards. On March 22, 2022, the Company and lender agreed to convert compounding interest into monthly simple interest payments at 22.2% per annum on all outstanding balances starting April 1, 2022. The Company also agreed that any current and future SDTC and SR&ED Tax claims will be directly applied to the outstanding principal of the loans.

14.	Notes payable

Promissory Notes

During the 6-months period ended on June 30, 2023, the Company received $1,060,000 USD Notes Payable from various lenders. The principal and accrued interest are to be paid in 12 months with stated interest rate of 18% per annum.

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Convertible Notes

The Company has previously issued convertible debentures with stated interest rates of 7%. The convertible notes include a conversion feature that allows for conversion under one of the following two conditions:

(a)	the convertible debentures convert automatically upon a qualified equity financing greater than $2,000,000 at a discount of 20% from the transaction price:

(b)	at maturity, the holder of the convertible debenture has the option to convert at a rate based on a specific US$ valuation of the Company or be repaid.

Since the conversion feature can vary with the market value of the Company’s common shares and currency exchange rates, this violates the fixed-for-fixed criterion for equity classification and the conversion feature is considered an embedded derivative. The Company has elected to account for the convertible debt using the fair value option under IAS 39. Under this option, the Company will fair value the host loan as well as the embedded derivative each period with changes in fair value recognized through profit and loss. At the inception of the Debentures, the fair value of the instruments was determined to be their face amount.

During the year ended December 31, 2020, convertible debentures with maturity dates in the year were extended by the holders to various dates ranging from June 30, 2021 to February 22, 2022.

On February 22, 2022, the Company issued 119,050 Class A and 186,432 Class B shares on convertible notes with fair value amounting to $1,123,777 and $1,760,915, respectively. As of June 30, 2023, the fair value of the instruments outstanding was determined to be nil (December 31, 2022 - nil).

Fair value
December 31, 2019	1,372,744
Fair value adjustment	2,042,906
December 31, 2020	3,415,650
Fair value adjustment	158,328
December 31, 2021	3,573,978
Fair value adjustment	(689,286)
Issuance of:
Common Share A	(1,123,777)
Common Share B	(1,760,915)
June 30, 2022	–
Short-term portion	$–
Long-term portion	$–

The principal owing at June 30, 2022 was nil (December 31, 2021 - $880,000 and $127,500 USD).

On June 19, 2023, the Company issued new convertible promissory notes for a total value of $400,000 with a stated interest rate of 18%. The convertible notes include a conversion feature that allows for conversion under one of the following two conditions:

(a)	the convertible debentures convert automatically upon a qualified equity financing greater than $2,500,000 at a discount of 20% from the transaction price:

(b)	at maturity, the holder of the convertible debenture has the option to convert at a rate based on a specific US$ valuation of the Company or be repaid.

The newly issued convertible notes will be due and payable 12 months from date of issuance.

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The following assumptions were used to calculate the fair values at:

	June 30, 2023	December 31, 2022
Expected dividends	–%	–
Weighted average time to maturity in years	–	–
Weighted average expected volatility	–%	52%
Weighted average risk-free rate	–%	0.18%
Share price	$–	$9.04
Weighted average exercise price	$–	$3.64

15.	Warrants

Warrant liabilities

[a] May 2, 2018

On May 2, 2018, the Company issued warrants as part of the term loan facility 2 which are classified as a liability. The warrants have an exercise price of the lesser of $3.69 (before share split) and the most recent cash issue price paid in a qualifying financing to obtain one Class A common share. The warrants vest immediately and are exercisable for 5 years from issuance.

On December 26, 2022, the Company extended expiry date of some warrants to April 30, 2026. Currently issued warrants were canceled and new warrants were issued to reflect the extended maturity date and adjusted number of Class A Common Shares of the Company that may be purchased by the holder of the warrants as a result of a 1:10 split of the Class A Common Shares.

The following assumptions were used to calculate the fair values at:

	June 30, 2023	December 31, 2022
Expected dividends	–%	–%
Time to expiry in years	2.33	3.33
Expected volatility	59%	52%
Risk-free rate	2.97%	3.77%
Share price before share split	$9.19	$9.19
Exercise price before share split	$3.69	$3.69
Exercise price after share split	$0.369	$0.369

Warrants in equity

[b] April 1, 2019

On April 1, 2019, the Company issued warrants for services to a non-employee. The transaction was valued at the fair value of the instruments in accordance with IFRS 2 – Share-based payment (IFRS 2) as the value of the services could not be estimated reliably. The warrants have an exercise price of $4.91 to obtain one Class A common share. The warrants vest immediately are, are exercisable for 10 years from issuance and have been valued using the Black-Scholes Model.

[c] December 7, 2019

On December 7, 2019, the Company issued warrants to settle interest due on a term loan. The transaction was valued at the fair value of the instruments in accordance with IFRS 9. The warrants have an exercise price of $5.33 to obtain one Class A common share. The warrants vest immediately are, are exercisable for 10 years from issuance and have been valued using the Black-Scholes Model.

[d] December 7, 2019

On December 7, 2019, the Company issued warrants to settle interest due on a term loan. The transaction was valued at the fair value of the instruments in accordance with IFRS 9. The warrants have an exercise price of $3.18 to obtain one Class A common share. The warrants vest immediately are, are exercisable for 10 years from issuance and have been valued using the Black-Scholes Model.

25

[e] December 7, 2019

On December 7, 2019, the Company issued warrants for services to a non-employee. The transaction was valued at the fair value of the instruments in accordance with IFRS 2 as the value of the services could not be estimated reliably. The warrants have an exercise price of $5.65 to obtain one Class A common share. The warrants vest immediately are, are exercisable for 10 years from issuance and have been valued using the Black-Scholes Model.

[f] December 7, 2019

On December 7, 2019, the Company issued warrants to settle interest due on a term loan. The warrants have an exercise price of $3.64 to obtain one Class A common share. The warrants vest immediately are, are exercisable for 10 years from issuance and have been valued using the Black-Scholes Model.

[g] April 30, 2021

On April 30, 2021, the Company issued warrants for services to a corporation. The transaction was valued at the fair value of the instruments in accordance with IFRS 2 as the value of the services could not be estimated reliably. The warrants have an exercise price of $9.48 to obtain one Class B common share. The warrants vest immediately are, are exercisable for 10 years from issuance and have been valued using the Black-Scholes Model.

[h] August 17, 2021

On August 17, 2021, the Company issued warrants for services to a corporation. The transaction was valued at the fair value of the instruments in accordance with IFRS 2 as the value of the services could not be estimated reliably. The warrants have an exercise price of $9.48 to obtain one Class B common share. The warrants vest immediately are, are exercisable for 10 years from issuance and have been valued using the Black-Scholes Model.

[i] October 29, 2021

On October 29, 2021, the Company issued warrants for services to a corporation. The transaction was valued at the fair value of the instruments in accordance with IFRS 2 as the value of the services could not be estimated reliably. The warrants have an exercise price of $9.48 to obtain one Class B common share. The warrants vest immediately are, are exercisable for 10 years from issuance and have been valued using the Black-Scholes Model.

[j] December 21, 2021

On December 21, 2021, the Company issued warrants for services to a corporation. The transaction was valued at the fair value of the instruments in accordance with IFRS 2 as the value of the services could not be estimated reliably. The warrants have an exercise price of $9.48 to obtain one Class B common share. The warrants vest immediately are, are exercisable for 10 years from issuance and have been valued using the Black-Scholes Model.

[j] December 21, 2021

On December 21, 2021, the Company issued warrants for services to a corporation. The transaction was valued at the fair value of the instruments in accordance with IFRS 2 as the value of the services could not be estimated reliably. The warrants have an exercise price of $9.48 to obtain one Class B common share. The warrants vest immediately are, are exercisable for 10 years from issuance and have been valued using the Black-Scholes Model.

[k] February 28, 2022

On February 28, 2022, the Company issued warrants for services to a corporation. The transaction was valued at the fair value of the instruments in accordance with IFRS 2 as the value of the services could not be estimated reliably. The warrants have an exercise price of $9.48 to obtain one Class B common share. The warrants vest immediately are, are exercisable for 10 years from issuance and have been valued using the Black-Scholes Model.

[l] May 4, 2022

On May 4, 2022, the Company issued warrants for services to a corporation. The transaction was valued at the fair value of the instruments in accordance with IFRS 2 as the value of the services could not be estimated reliably. The warrants have an exercise price of US$7.13 to obtain one Class B common share. The warrants vest immediately are, are exercisable for 10 years from issuance and have been valued using the Black-Scholes Model.

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Share split

On May 8, 2022, the Company amended its Articles of Incorporation to subdivide and split the shares in the capital of the Corporation on the basis of ten (10) shares for every one (1) share held. The share split resulted to an increase in warrants by 2,292,129 shares and 445,644 shares for warrants in liabilities and equity, respectively. Exercise price is one tenth (1/10) of the initial value at the date of grant.

Warrants after share split

[m] June 7, 2022

On June 7, 2022, the Company issued warrants as part of the investment to the Company. The transaction was valued at the fair value of the instruments in accordance with IFRS 2 as the value of the services could not be estimated reliably. The warrants have an exercise price of US$0.713 to obtain one Class B common share. The warrants vest immediately are, are exercisable for 10 years from issuance and have been valued using the Black-Scholes Model.

[n] July 25, 2022

On July 25, 2022, the Company issued some warrants as equity kicker. The warrants are exercisable for 20 years from issuance with exercise price of $0.01 USD and have been valued using the Black-Scholes Model.

[o] October 24, 2022

On October 24, 2022, the Company issued some warrants as equity kicker. The warrants are exercisable for 20 years from issuance with exercise price of $0.713 USD and have been valued using the Black-Scholes Model.

[p] November 9, 2022

On November 9, 2022, the Company issued some warrants as equity kicker. The warrants are exercisable for 20 years from issuance with exercise price of $1.00 USD and have been valued using the Black-Scholes Model.

[q] November 9, 2022

On November 9, 2022, the Company issued some warrants as equity kicker. The warrants are exercisable for 20 years from issuance with exercise price of $0.01 USD and have been valued using the Black-Scholes Model.

[r] November 15, 2022

On November 15, 2022, the Company issued some warrants as equity kicker. The warrants are exercisable for 2 years from issuance with exercise price of $1.00 USD and have been valued using the Black-Scholes Model.

[s] November 24, 2022

On November 24, 2022, the Company issued some warrants as equity kicker. The warrants are exercisable for 20 years from issuance with exercise price of $1.00 USD and have been valued using the Black-Scholes Model.

[t] April 28, 2023

On April 28, 2023, the Company issued some warrants as equity kicker. The warrants are exercisable for 20 years from issuance with exercise price of $1.00 USD and have been valued using the Black-Scholes Model.

	Number of warrants	Warrant liability amount	Warrant equity amount
December 31, 2021	302,097	$1,396,642	$115,967
Stock split	2,737,773	–	–
Warrants issued	1,278,701	–	996,362
Fair value revaluation	–	312,801	–
December 31, 2022	4,318,571	$1,709,443	$1,112,329
Warrants issued	350	–	460
June 30, 2023	4,318,921	$1,709,443	$1,112,789

27

Warrants before share split

	Number of warrants	Number of common shares exercisable into	Exercise price	Expiry date
May 2, 2018 [a]	254,681	254,681	$3.69	May 2, 2023
April 1, 2019 [b]	10,000	10,000	4.91	April 1, 2029
December 7, 2019 [c]	4,690	4,690	5.33	December 7, 2029
December 7, 2019 [d]	15,730	15,730	3.18	December 7, 2029
December 7, 2019 [e]	11,502	11,502	5.65	December 7, 2029
December 7, 2019 [f]	5,494	5,494	3.64	December 7, 2029
April 30, 2021 [g]	408	408	9.48	April 30, 2031
August 17, 2021 [h]	138	138	9.48	August 17, 2031
October 29, 2021 [i]	153	153	9.48	October 29, 2031
December 21, 2021 [j]	160	160	9.48	December 21, 2031
February 28, 2022 [k]	891	891	9.48	February 28, 2032
May 4, 2022 [l]	350	350	7.13 USD	May 4, 2032
	304,197	304,197

Warrants after share split

	Number of warrants	Number of common shares exercisable into	Exercise price	Expiry date
May 2, 2018 [a]	2,546,810	2,546,810	$0.369	April 30, 2026
April 1, 2019 [b]	100,000	100,000	0.491	April 1, 2029
December 7, 2019 [c]	46,900	46,900	0.533	December 7, 2029
December 7, 2019 [d]	157,300	157,300	0.318	December 7, 2029
December 7, 2019 [e]	115,020	115,020	0.565	December 7, 2029
December 7, 2019 [f]	54,940	54,940	0.364	December 7, 2029
April 30, 2021 [g]	4,080	4,080	0.948	April 30, 2031
August 17, 2021 [h]	1,380	1,380	0.948	August 17, 2031
October 29, 2021 [i]	1,530	1,530	0.948	October 29, 2031
December 21, 2021 [j]	1,600	1,600	0.948	December 21, 2031
February 28, 2022 [k]	8,910	8,910	0.948	February 28, 2032
May 4, 2022 [l]	3,500	3,500	0.713 USD	May 4, 2032
June 7, 2022 [m]	56,101	56,101	0.713 USD	June 7, 2032
July 25, 2022 [n]	56,500	56,500	0.01 USD	July 25, 2042
October 24, 2022 [o]	1,024,000	1,024,000	0.713 USD	October 24, 2042
November 9, 2022 [p]	66,500	66,500	1.00 USD	November 9, 2042
November 9, 2022 [q]	37,000	37,000	0.01 USD	November 9, 2042
November 15, 2022 [r]	7,000	7,000	1.00 USD	November 15, 2024
November 24, 2022 [s]	29,500	29,500	1.00 USD	November 24, 2042
April 28, 2023 [t]	350	350	1.00 USD	April 28, 2043
	4,318,921	4,318,921

The weighted average exercises price for the total outstanding warrants at June 30, 2023 was $3.80 (December 31, 2022 - $0.47).

16.	Due to shareholders

The balances due to shareholders are unsecured, non-interest bearing, with no specific terms of repayment.

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17.	Government loans

Canada Emergency Business Account (“CEBA”)

The Company borrowed $40,000 on April 23, 2020 and an additional $20,000 on December 16, 2020 under the CEBA program. The CEBA was offered in the context of the COVID-19 pandemic, and is an interest-free revolving line until December 31, 2022. Any outstanding balance on January 1, 2023 becomes a term loan carrying an interest rate of 5% per annum. No principal repayment is required before December 31, 2022, and only interest payments are required thereafter until the full principal is repaid no later than December 31, 2025. Repaying the outstanding balance of the loan (other than the amount available to be forgiven) on or before December 31, 2022 will result in a single tranche of loan forgiveness up to $20,000 based on a blended rate:

●	25 percent on the first $40,000; plus
●	50 percent on amounts above $40,000 and up to $60,000

The fair value of the debt of $22,383 was calculated using an effective rate of 24%, which corresponds to a rate that the Company would have obtained for a similar loan. The book value at June 30, 2023 was $40,865 ($38,027 at December 31, 2022).

During the six-month period ended June 30, 2023, $7,585 was recorded as government grant revenue on the consolidated statement of comprehensive loss. Deferred grant revenue is recognized over the interest free period of the loan.

Federal Economic Development Agency (“FedDev”) Loan

In December 2020, the company borrowed $139,875 from FedDev as part of its Regional Economic Growth Through Innovation program.   The loan is interest-free, and the principal is to be repaid in equal monthly instalments from January 1, 2023 to December 1, 2027. The fair value of the debt of $55,213 was calculated using an effective rate of 24%, which corresponds to a rate that the Company would have obtained for a similar loan.

On April 1, 2021, the company borrowed an additional $810,125 from FedDev under the same terms. The fair value of the debt of $395,441 was calculated using an effective rate of 24%, which corresponds to a rate that the Company would have obtained for a similar loan.

The book value at June 30, 2023 was $551,742 ($586,794 at December 31, 2022).

During the year six-month period ended June 30, 2023, $41,045 was recorded as government grant revenue on the consolidated statement of comprehensive loss. Deferred grant revenue is recognized over the interest free period of the loan.

Highly Affected Sectors Credit Availability Program (“HASCAP”) Loan

On July 20, 2021, the Company borrowed $250,000 from a financial institution. The debt is guaranteed by the Business Development Bank of Canada as part of its Highly Affected Sectors Credit Availability Program. The loan carries an interest rate of 4% per annum. Monthly interest-only payments are required for the first twelve months, and principal is to be repaid in equal monthly instalments from August 20, 2022 to July 20, 2031.

The fair value of the debt of $114,102 was calculated using an effective rate of 24%, which corresponds to a rate that the Company would have obtained for a similar loan. The book value at June 30, 2023 was $124,168 (December 31, 2022 was $128,495). During the six-month period ended June 30, 2023, $8,436 was recorded as government grant revenue on the consolidated statement of comprehensive loss. Deferred grant revenue is recognized over the interest free period of the loan.

Government loans, December 31, 2022	$753,318
Accretion	71,872
Payment	(108,416)
Government loans, June 30, 2022	$716,775

Short-term portion	$85,916
Long-term portion	$630,859

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18.	Share capital

Authorized
Unlimited	Class A Common shares
Unlimited	Class B Common Shares, non-voting, non-participating

Issued after share split		June 30, 2023	December 31, 2022
35,572,451	Class A Common shares	$4,960,588	$4,965,656
5,031,213	Class B Common shares	$4,769,658	4,179,940

On December 28, 2020, the Company filed and an Offering Statement and a Preliminary Offering Circular (“OC”) under Regulation A with the Securities and Exchange Commission (“SEC”). On February 22, 2021, the SEC approved the OC. The OC allows to company to offer a maximum of 2,104,718 Class B Common Shares at $7.13US per share. During the year 2021, the Company sold 67,231 Class B Common shares for proceeds of $644,733, and incurred share issuance costs of $80,160.

On February 22, 2022, the Company issued 119,050 Class A and 186,432 Class B shares on convertible notes with fair value amounting to $1,123,777 and $1,760,915, respectively. During the six-months ended June 30, 2022, the Company sold 43,746 Class A Common shares for proceeds of $211,959 (Note 14). In addition, the Company sold 74,336 Class B Common shares, for total proceeds of $687,776 during the same period. Share issuance costs directly attributable to the issuance of Class B Common shares totaled $17,378.

On May 8, 2022, the Company amended its Articles of Incorporation to subdivide and split the shares in the capital of the Corporation on the basis of ten (10) shares for every one (1) share held. The share split resulted to an increase in Class A and B Common Shares by 31,887,504 shares and 2,951,991 shares respectively.

On May 11, 2022, the Company filed an Offering Statement under Regulation A with the SEC. The Offering Statement was qualified on July 27, 2022. The Company is offering a maximum of 25,000,000 Class B Common Shares at $1.00USD per share (the "2022 Regulation A Offering”). As of December 31, 2022, the Company issued 339,451 Class B Common shares for proceeds of $339,451 in the 2022 Regulation A Offering. In addition, the Company issued 141,770 Class B Common shares for proceeds of $141,770 during the same period in a concurrent private placement in Canada.

For the period ended June 30, 2023, the Company has issued additional 5,031,213 Class B shares totaling $589,718.

19.	Stock-based compensation

The Company may grant stock options to the Board, certain employees and consultants that allow each participant to purchase Class B common shares of the Company. The exercise price of each stock option is equal to the fair value of the underlying Class B common share when the stock option was granted. Stock options vest quarterly over terms ranging from 2 to 4 years. Stock options have a 10 year term.

On May 8, 2022, the Company amended its Articles of Incorporation to subdivide and split the shares in the capital of the Corporation on the basis of ten (10) shares for every one (1) share held. The share split resulted to an increase by 3,970,584 stock options. In addition, the Company granted additional 3,598,459 stock options in 2022 with the same exercise price and expiration date.

On February 17, 2023 and May 6, 2023, the Company has granted additional 231,968 options to certain employees that allow each participant to purchase Class B common shares of the Company at an exercise price of $0.10.

As of June 30, 2023, total cancelled and expired option is 199,311 options.

30

A summary of stock option activity under the plan is as follows:

	Number of stock options	Weighted average exercise price
December 31, 2018	413,605	$1.00
Granted	27,571	1.00
December 31, 2019	441,176	$1.00
Granted	–	1.00
December 31, 2020	441,176	$1.00
Granted	–	1.00
December 31, 2021	441,176	$1.00
Share split	3,970,584	0.10
Granted after share split	2,458,699	0.10
December 31, 2022	6,870,459	$0.10
Cancelled/expired	(199,311)	–
Granted	231,968	0.10
June 30, 2023	6,903,116	0.10
Options exercisable - June 30, 2023	5,624,158	$0.10

The Company uses the fair value method for recording compensation expense related to stock-based instruments awarded to employees, consultants, officers and the Board in accordance with IFRS 2 Share-based Payment ("IFRS 2"). For the purpose of expensing stock options each tranche in an award is considered a separate award with its own vesting period and grant date fair value. Compensation expense is recognized over the tranche's vesting period by increasing contributed surplus based on the number of awards expected to vest.

For options granted in 2019, the fair value of each stock option on the date of the grant was estimated using the Black-Scholes option pricing model as set out below.

	Options granted during 2023	Options granted during 2022	Options granted during 2019
Risk-free interest rate	3.26%	3.23%	1.00%
Estimated volatility	59%	52%	40%
Dividend yield	–	–	–
Expected life (in years)	10.00	10.00	10.00
Weighted average share price at grant date	$3.84	$3.84	$3.84
Weighted average fair value before share split	$–	$–	$3.07
Weighted average fair value after share split	$0.307	$0.307	$0.307

As at June 30, 2023, the weighted average remaining contractual life of stock options was 2.42 years (2022 - 2.94 years)

20.	Capital management

The Company's objectives when managing capital are to safeguard its ability to continue as a going concern while providing a return to its stakeholders. The capital structure of the Company is composed of long-term debt, convertible notes, warrant liability, government loans and equity attributable to the Company's shareholders. The Company's primary uses of capital are to finance the development of its technology. The Company's objectives in managing capital are: (i) to maintain sufficient working capital to meet current financial obligations and continue as a going concern; (ii) to maintain investor and creditor confidence; and (iii) to sustain future development of the business. Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. As at June 30, 2023, total managed capital was $23,293,065 (December 31, 2022 - $21,502,077).

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21.	Financial instruments

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair value. The three levels of the fair value hierarchy are:

∙	Level 1 - Quoted (unadjusted) market prices in active markets for identical assets or liabilities:

∙	Level 2 - Valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable; and

∙	Level 3 - Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable.

The carrying value of cash, accounts receivable, accounts payable and accrued liabilities, advances, and due from related party approximate their fair values due to the relatively short-term maturities of these financial instruments.

	Fair value hierarchy level	June 30, 2023	December 31, 2022
Cash	Level 1	$65,216	$146,763
Accounts receivable	Level 2	25,613	47,334
		$90,829	$194,097

Bank indebtedness	Level 1	$18,051	$19,336
Accounts payable and accrued liabilities	Level 2	1,225,206	$1,026,172
Advances	Level 2	119,885	864,034
Fair-value of convertible notes	Level 3	400,000	–
Notes payable	Level 3	1,403,400	–
Term loans	Level 3	4,474,938	4,545,070
Warrant liability	Level 3	1,709,443	1,709,443
Due to shareholders	Level 2	4,519,273	3,580,169
Government loans	Level 3	716,775	753,318
		$14,586,971	$12,497,542

The Company is exposed to the following risks by virtue of its activities: Credit Risk – Cash is primarily invested with one major bank in Canada and a bank in the United States. Management believes that the financial institutions that hold the Company’s cash are financially sound and, accordingly, minimal credit risk exists with respect to this asset. The accounts receivable balance is mainly due from one large retailer which has been assessed for expected credit losses and no significant allowance has been determined. The maximum credit risk is the sum of its cash and accounts receivable. None of the Company’s financial assets are secured by collateral or other credit enhancements. No receivables were written-off during the period ended June 30, 2022. Apart from the receivables, the Company determined that there were no financial assets that were impaired.

Currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rate. The Company enters into foreign currency purchase and sale transactions and has assets and liabilities denominated in foreign currencies resulting in expose to the financial risk of earnings fluctuations arising from changes in foreign exchange rates and the degree of volatility of these rates. The Company does not use derivative instruments to reduce its exposure to foreign currency risk. The Company's financial instruments denominated in foreign currencies expressed in Canadian dollars and the exchange rate (Canadian dollars per unit of foreign currency) used at the balance sheet date are as follows:

	Currency	June 30, 2023	December 31, 2022
Cash	U.S. dollar	$–	$128,566
Accounts payable and accrued liabilities	U.S. dollar	$90,634	$328,214
Advances	U.S. dollar	$119,885	$872,598
Term loans	U.S. dollar	$2,164,283	$608,440
Convertible notes	U.S. dollar	$–	$–

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Liquidity Risk - Liquidity risk arises from the Company will encounter difficulties in meeting its obligations associated with its financial liabilities. The Company is exposed to this risk mainly with respect to its accounts payable and accrued liabilities, long-term debt and due to related party balances. The Company manages its liquidity risk by monitoring its operating requirements (Note 2). Convertible notes at fair value in Note 14, the majority of the value relates to the conversion feature.

	Carrying amount	Contractual cash flow	1 Year	2-7 years
June 30, 2023
Bank indebtedness	$18,051	$18,051	$18,051	$–
Accounts payable and accrued liabilities	1,225,206	1,225,206	1,225,206	–
Advances	119,885	119,885	119,885	–
Fair-value of convertible notes	400,000	400,000	400,000
Due to shareholders	4,519,273	4,519,273	4,519,273	–
Notes payable	1,403,400	1,403,400	1,403,400	–
Term loans	4,474,938	4,474,938	2,657,392	1,817,545
Government loans	716,775	1,190,302	226,137	964,165
	$12,877,528	$13,351,055	$10,569,344	$2,781,710
December 31, 2022
Bank indebtedness	$19,336	$19,336	$19,336	$–
Accounts payable and accrued liabilities	1,026,172	1,026,172	1,026,172	–
Advances	864,034	864,034	864,034	–
Due to shareholders	3,580,169	3,580,169	3,580,169	–
Term loans	4,545,070	4,545,070	2,617,501	1,927,569
Government loans	753,318	1,303,358	226,131	1,077,227
	$10,788,099	$11,338,139	$8,333,343	$3,004,796

22.	Compensation of key management and related party transactions

Key management includes the Company's Board and key officers. Compensation awarded to key management included:

	Six-months ending June 30, 2023	Six-months ending June 30, 2021
Salaries and benefits	$98,750	$121,250
Stock-based compensation	–	–
	$98,750	$121,250

23.	Expenses by nature

	June 30, 2023		June 30, 2022
	Product costs	Operating expenses	Product costs	Operating expenses
Advertising and promotion	$–	$346,202	$–	$245,774
Depreciation and amortization (Note 9, 10)	–	16,985	–	18,732
Freight and shipping	–	122,079	–	135,752
Inventory (Note 7)	180,201	–	248,952	–
Office and general	–	682,111	–	591,336
Short term rentals	–	126,119	–	140,668
Research and development	–	79,965	–	233,539
Salaries and benefits	–	878,320	–	1,025,961
Others	–	–	–	38,153
Stock-based compensation (Note 19)	–	312,639	–	–

	$180,201	$2,564,421	$248,952	$2,429,915

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24.	Finance expense

	June 30, 2023	June 30, 2022
Interest on term loans (Note 13)	$373,729	$396,394
Term loan with warrants interest (Note 13)	106,162	121,457
SRED and SDTC financing interest (Note 13)	53,091	84,579
Accretion on government loans (Note 17)	71,872	65,428
Other interest and charges	35,897	297,005
	$640,751	$964,864

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ITEM 4.	EXHIBITS

2.1	Certificate and Articles of Incorporation as Amended *
2.2	Bylaws as Amended*
2.3	Certificate of Share Split Amendment **
4.	Form of Subscription Agreement **
6.1	Voting Trust Agreement as Amended *
6.2	Shareholders Agreement as Amended **
6.3	Employment Agreement Marc Bishara*

* Incorporated by reference to the Company’s offering statement on Form 1-A (Commission File No. 024-11397) and incorporated by reference herein.

** Incorporated by reference to the Company’s offering statement on Form 1-A (Commission File No. 024-11879) and incorporated by reference herein.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RYSE Inc.

/s/ Trung Pham
Chief Executive Officer Date: September 27, 2023

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

/s/ Trung Pham,
Chief Executive Officer, Principal Financial Officer, Principal Accounting Officer, Director

Date: September 27, 2023

36